April 21, 2006

Via Air Mail

James Stanley
Scottish Power plc
1 Atlantic Quay
Glasgow G2 8SP
Scotland

	Re:	Scottish Power plc
Schedule TO-I filed April 4, 2006
Amendment No. 1 to Schedule TO-I filed April 10, 2006
File No. 005-78838

Dear Mr. Stanley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO
Exhibit 99.(a)(2) - U.S. Supplemental Memorandum
	Part 5 - Frequently asked questions, page 15
1. See Q&A 2 - Are there any conditions to the Return of Cash occurring? You indicate that the conditions to the offer must be satisfied on May 15, 2006, which is before the offer is scheduled to expire. Please advise us as to why the conditions to the offer must be satisfied in advance of the expiration of the offer.
2. See Q&A 4 - Are there different ways that I can receive my share of the cash? With respect to the Future Repurchase Offers, please confirm that you will comply with Rule 13e-4, as appropriate.
	Part 6 - Supplemental information for ADS Holders, page 26
3. Refer to your discussion of Withdrawal Rights. We note your indication that after the Election Period, such elections are irrevocable. Revise to disclose that shares not yet accepted for payment or exchange after the expiration of forty business days from the commencement of the offer may be withdrawn. See Rule 13e-4(f)(2)(ii).

	Part 7 - Certain US federal income tax considerations, page
34
4. Rather than refer to "principal" tax consequences in your discussion, please refer to "material" tax consequences. Further, please eliminate the statement that the discussion is included for general information only. We believe this statement suggests that Scottish Power`s stockholders may not rely on the description of the material tax consequences included in your offering materials.
This
comment also applies to Exhibit 99.(a)(8).

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile (212) 530-5219:

James H. Ball, Jr., Esq.
Milbank, Tweed, Hadley & McCloy LLP


Scottish Power plc
April 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE